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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8A

           NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a)
                      OF THE INVESTMENT COMPANY ACT OF 1940

     The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940, and in connection with such notification of registration submits to the following information:

                                      Name:
                         Short-Term Investments Trust II

   Address of Principal Business Office (No. & Street, City, State Zip Code):
                          11 Greenway Plaza, Suite 100
                                Houston, TX 77046

                    Telephone Number (including area code):
                                 (713) 626-1919

                Name and Address of Agent for Service of Process:
                          The Corporation Trust Company
                            Corporation Trust Center
                               1209 Orange Street
                              Wilmington, DE 19801

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of form N8-A:
YES [ ] NO [X]

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Item 1.  Exact name of registrant.

                         Short-Term Investments Trust II

Item 2. Name of state under the laws of which registrant was organized or created and the date of such organization or creation.

          The registrant was organized in Delaware on December 4, 2008.

Item 3. Form of organization of registrant (for example, corporation, partnership, trust, joint stock company, association, fund).

                                 statutory trust

Item 4. Classification of registrant (face-amount certificate company, unit investment trust or management company).

                               management company

Item 5.  If registrant is a management company:

         (a) state whether registrant is a "closed-end" company or an "open-end" company open-end company

         (b) state whether registrant is registering as a "diversified" company or a "non-diversified" company (read Instruction 4(i) carefully before replying)

                               diversified company

Item 6.  Name and address of each investment adviser of registrant.

              Invesco Aim Advisors, Inc., the fund's investment adviser, is located at 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173

              Invesco Asset Management Deutschland GmbH, a sub-advisor to the fund, is located at Bleichstrasse 60-62,Frankfurt, Germany 60313

              Invesco Asset Management Limited, a sub-advisor to the fund, is located at 30 Finsbury Square, London, United Kingdom, EC2A 1AG ENGLAND

              Invesco Asset Management (Japan) Ltd., a sub-advisor to the fund, is located at Shiroyama Trust Tower, 25th Floor, 3-1, Toranoman 4-chome, Minato-Ku, Tokyo, Japan 105-6025

              Invesco Australia Limited, a sub-advisor to the fund, is located at 333 Collins Street, Level 26, Melbourne Vic 3000, Australia

              Invesco Global Asset Management (N.A.), Inc., a sub-advisor to the fund, is located at 1555 Peachtree Street, N.E.,Atlanta, Georgia 30309

              Invesco Hong Kong Limited, a sub-advisor to the fund, is located at Three Pacific Place, 32nd Floor, 1 Queen's Road East, Hong Kong

              Invesco Institutional (N.A.), Inc., a sub-advisor to the fund, is located at 1555 Peachtree Street, N.E., Atlanta, Georgia 30309

              Invesco Senior Secured Management, Inc., a sub-advisor to the fund, is located at 1166 Avenue of the Americas, New York, New York 10036


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              Invesco Trimark, Ltd., a sub-advisor to the fund, is located at
              5140 Yonge Street, Suite 900 Toronto, Ontario, Canada M2N 6X7

Item 7. If registrant is an investment company having a board of directors, state the name and address of each officer and director of registrant.

              The address of each trustee and officer is 11 Greenway Plaza, Suite 100, Houston, Texas 77046-1173.

Name                                                  Title
----                         -------------------------------------------------------
Bob Baker                    Trustee
Bruce Crockett               Trustee & Chair
Jack Fields                  Trustee
Martin Flanagan              Trustee
Carl Frischling              Trustee
Lewis Pennock                Trustee
Frank Bayley III             Trustee
James Bunch                  Trustee
Albert Dowden                Trustee
Prema Mathai-Davis           Trustee
Larry Soll                   Trustee
Raymond Stickel, Jr.         Trustee
Philip Taylor                Trustee & Executive Vice President
Karen Dunn Kelley            Principal Executive Officer & President
John Zerr                    Senior Vice President, Chief Legal Officer & Secretary
Lisa Brinkley                Vice President
Kevin Carome                 Vice President
Sheri Morris                 Vice President, Principal Financial Officer & Treasurer
Todd Spillane                Chief Compliance Officer
Mary Benson                  Assistant Vice President & Assistant Treasurer
Kevin Cronin                 Assistant Vice President
Linda Felchak                Assistant Vice President
Carolyn Gibbs                Assistant Vice President
Sharon Lester                Assistant Vice President
Steven Mahan                 Assistant Vice President
Lyman Missimer III           Assistant Vice President
Clas Olsson                  Assistant Vice President
Ronald Sloan                 Assistant Vice President
Brian Smith                  Assistant Vice President
Bret Stanley                 Assistant Vice President
Kellie Veazey                Assistant Vice President
Peter Davidson               Assistant Secretary
Margaret Gallardo-Cortez     Assistant Secretary
Michelle Grace               Assistant Secretary
Joseph Gustave Lallande IV   Assistant Secretary
Teresa Oxford                Assistant Secretary
Stephen Rimes                Assistant Secretary
Melanie Ringold              Assistant Secretary
Lance Rejsek                 Anti-Money Laundering Compliance Officer


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

Item 8. If registrant is an unincorporated investment company not having a board of directors:

         (a)  state the name and address of each sponsor of registrant;

         (b) state the name and address of each officer and director of each sponsor of registrant;

         (c) state the name and address of each trustee and each custodian of registrant.

                                 NOT APPLICABLE

Item 9.  (a)  State whether registrant is currently issuing and offering its securities directly to the public (yes or no).

                                       No

         (b) If registrant is currently issuing and offering its securities to the public through an underwriter, state the name and address of such underwriter.

                                 NOT APPLICABLE

         (c) If the answer to Item 9(a) is "no" and the answer to 9(b) is "not applicable," state whether the registrant presently proposes to make a public offering of its securities (yes or no).

                                       No

         (d) State whether registrant has any securities currently issued and outstanding (yes or no).

                                       Yes

         (e) If the answer to Item 9(d) is "yes," state as of a date not to exceed ten days prior to filing of this notification of registration the number of beneficial owners of registrant's outstanding securities (other than short-term paper) and the name of any company owning 10 percent or more of registrant's outstanding voting securities.

                   As of December 5, 2008, Invesco Aim Advisors, Inc. is the initial shareholder of the Liquid Assets Portfolio II of Short-Term Investments Trust II and currently owns 10 shares.

Item 10. $1,443,382,493.04

Item 11. State whether registrant has applied or intends to apply for a license to operate as a small business investment company under the Small Business Investment Act of 1958 (yes or no).

                                       No

Item 12. Attach as an exhibit a copy of the registrant's last regular periodic report to its securityholders, if any.

                                 NOT APPLICABLE


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                                   SIGNATURES

     Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the City of Houston and State of Texas on the 8th day of December, 2008.

                                        SHORT-TERM INVESTMENTS TRUST II


                                        By: /S/ John M. Zerr
                                            ------------------------------------
                                            John M. Zerr
                                            Senior Vice President


Attest: /S/ Melanie Ringold
        -----------------------------
        Melanie Ringold


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